TMX, NYSE - HBM 2023 No. 3
25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Provides Annual Reserve and Resource Update

  Annual copper production from Constancia is expected to average 110,000i tonnes over the next three years, a 23% increase from 2022 levels.
  Annual gold production from Snow Lake is expected to average more than 190,000i ounces over the next three years, a 30% increase from 2022 levels.
  Peru concentrate inventory levels at site have reached normal levels ahead of schedule after full resumption of transportation activities.
  Mining of the higher-grade ore at Pampacancha is now expected in the second quarter of 2023, ahead of schedule.
  Copper mineral resource estimates increase year-over-year with the incorporation of the positive Copper World PEA and initial mineral resource estimate at Llaguen.
  Exploration activities in Peru are focused on ground geophysics and drill permitting for highly prospective satellite properties while evaluating the potential for reserve expansion at Constancia and Pampacancha through future mining phases.
  Exploration activities in Snow Lake are prioritizing step-out drilling for new discoveries to support future growth with preliminary results indicating the alteration zone hosting the mineralized system at Lalor continues down dip for two kilometres.
  De-risking activities at Copper World are focused on completing a pre-feasibility study in mid-2023 and obtaining state level permits.
  Recent geophysical surveys, which identify the potential for high-grade skarn and large porphyry targets on private land claims near Mason, will be used to finalize a drill program to test these targets in late 2023.

Toronto, Ontario, March 30, 2023 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE: HBM) today released its annual mineral reserve and resource update and issued new three-year production guidance. All amounts are in U.S. dollars, unless otherwise noted.

"Our greenfield exploration efforts successfully increased our copper mineral resources last year with the release of our Copper World PEA and the initial resource estimate at Llaguen," said Peter Kukielski, Hudbay's President and Chief Executive Officer. "Our 2023 exploration program is focused on high-potential opportunities to expand mineralization near our operations in Peru and Manitoba to position us for additional long-term reserves growth. We already have long lives at our existing operations, and we expect to add to our robust production outlook by leveraging our proven track record of delivering value through exploration and development as we advance our quality pipeline of growth assets."

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Constancia Operations

Current mineral reserve estimates total 492 million tonnes at 0.30% copper with approximately 1.5 million tonnes of contained copper. Constancia's expected mine life has been maintained and extends until 2038. The copper contained in measured and indicated mineral resources has increased in 2023 due to infill drilling success in converting inferred mineral resources.

Hudbay released an updated mine plan for Constancia in 2021 that reflected an increase in copper and gold production as the higher grades from the Pampacancha deposit were expected to enter the mine plan over the 2022 to 2024 period. The mine plan also incorporated higher-grade reserves from the Constancia Norte pit extension. In late 2022 and early 2023, regional road blockades in Peru limited the ability to transport fuel and concentrate, but the Constancia mill continued to steadily operate as the company implemented risk mitigation plans with strong support from the local communities. As a result of processing stockpiles to lower fuel consumption in early 2023, Pampacancha's mine life has now been extended into the first half of 2025. Annual production at the Constancia operations is expected to average approximately 110,000i tonnes of copper and 87,000i ounces of gold over the next three years, a respective 23% and 49% increase from 2022 levels.

In 2021, Hudbay also completed an internal scoping study which resulted in an inferred mineral resource estimate of 6.5 million tonnes at 1.2% copper in two high grade skarn lenses located below the open pit in the Constancia Norte area. The study concluded these two lenses could be mined by underground methods starting in 2029 to supplement the open pit production.

Current mineral reserves and resources (exclusive of reserves) for Constancia and Pampacancha as of January 1, 2023 are summarized below.

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Constancia Operations Mineral Reserve and Resource Estimates[1],2,3,4	Tonnes	Cu Grade (%)	Mo Grade (g/t)	Au Grade (g/t)	Ag Grade (g/t)
Constancia Reserves
Proven	411,200,000	0.28	79	0.041	2.85
Probable	46,500,000	0.23	79	0.038	2.84
Total Proven and Probable - Constancia	457,700,000	0.28	79	0.040	2.85
Pampacancha Reserves
Proven	34,100,000	0.59	153	0.320	4.98
Probable	300,000	0.17	306	0.119	2.29
Total Proven and Probable - Pampacancha	34,400,000	0.59	155	0.319	4.96
Total Proven and Probable	492,100,000	0.30	85	0.060	2.99
Constancia Resources
Measured	118,400,000	0.20	62	0.036	1.86
Indicated	140,700,000	0.23	73	0.040	2.20
Inferred - Open Pit	56,700,000	0.27	82	0.044	1.86
Inferred - Underground	6,500,000	1.20	69	0.137	8.62
Pampacancha Resources
Measured	9,100,000	0.35	103	0.230	6.01
Indicated	300,000	0.16	173	0.173	2.62
Inferred	900,000	0.15	118	0.103	2.86
Total Measured and Indicated	268,500,000	0.22	69	0.045	2.18
Total Inferred	64,100,000	0.36	81	0.054	2.56

Note: totals may not add up correctly due to rounding.

1 Mineral resources are exclusive of mineral reserves and do not have demonstrated economic viability.

2 Mineral resources are based on resource pit design and do not include factors for mining recovery or dilution.

3 The open pit mineral reserves and resources are estimated using a minimum NSR cut-off of $6.40 per tonne and assuming metallurgical recoveries (applied by ore type) of 86% for copper on average for the life of mine, while the underground inferred resources at Constancia Norte are based on a 0.65% copper cut-off grade.

4 Long-term metal prices of $3.60 per pound copper, $12.00 per pound molybdenum, $1,650 per ounce gold, and $22.00 per ounce silver were used to estimate mineral reserves and resources.

Constancia and Pampacancha In-Mine Exploration

A drill program is underway at the Pampacancha deposit to test the potential to add an incremental phase to the reserve pit at depth. The company is also planning a limited drill program and technical evaluations at the Constancia deposit to confirm the economic viability of adding an additional mining phase to the current mine plan that would convert a portion of the mineral resources to mineral reserves. The results from these drill programs and technical and economic evaluations are expected to be incorporated in the next annual mineral reserve and resource update.

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Maria Reyna and Caballito Exploration

Hudbay controls a large, contiguous block of mineral rights with the potential to host mineral deposits within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. The company commenced early exploration activities and ground geophysical surveys at Maria Reyna and Caballito after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. Surface investigation activities together with baseline environmental and archaeological activities necessary to support drill permit applications have been completed. Drill permit applications are expected to be submitted in May. Ground activities and geophysical surveys are underway and field evidence confirms that both Caballito and Maria Reyna host sulfide and oxide rich copper mineralization in skarns, hydrothermal breccias and large porphyry intrusive bodies.

Peru Logistics and Mining Activities Normalized

Social unrest and road blockades in Peru, following a change in the country's political leadership in December 2022, have continued to abate since mid-February 2023. Transportation of Constancia's concentrate and critical supplies has now returned to normal. As a result, Hudbay has significantly decreased the level of concentrate inventories at site to less than 7,000 wet metric tonnes as of the end of March from a peak of 47,000 wet metric tonnes in mid-February. Hudbay has been able to complete several port shipments in March and expects to reach normal concentrate inventory levels at the port in April, ahead of schedule.

In addition, full mining activities resumed in the Pampacancha pit in February and the period of higher stripping from March to June is progressing well with mining of higher-grade ore now expected in the second quarter of 2023, slightly ahead of schedule.

Snow Lake Operations

Current mineral reserve estimates in Snow Lake total 18 million tonnes with approximately 2.1 million ounces in contained gold, and the expected mine life of the Snow Lake operations has been maintained and extends until 2038. With the Snow Lake operations achieving higher production levels after the full ramp-up of the New Britannia mill in 2022 and the transition of the Flin Flon workforce and equipment to the Lalor mine, exploration activities are now prioritizing step-out drilling to identify opportunities for meaningful additions to the mineral resource base to support future growth.

Exploration efforts in 2022 focused on increasing inferred gold resources at the 1901 deposit, which offset converted inferred mineral resources at Lalor. As a result, total gold contained in inferred resources was unchanged at 1.7 million ounces. This indicates a potential to maintain strong production levels beyond 2030 and further extend the mine life in Snow Lake.

Hudbay has been executing a multi-phased gold strategy in Snow Lake since 2019, which has resulted in increased annual gold production from optimization initiatives, including higher processing capacity and gold recoveries since the start-up of the New Britannia mill in late 2021. As a result, annual gold production from Snow Lake increased to 146,233 ounces in 2022, New Britannia's first full year of production, representing a 110% increase from 69,657 ounces in 2020. The New Britannia mill consistently achieved its nameplate capacity of 1,500 tonnes per day throughout 2022 and is expected to operate at 1,650 tonnes per day in 2023 with the opportunity to further exceed targeted levels in the future. Annual gold production from Snow Lake is expected to average more than 190,000i ounces over the next three years, which represents a further increase of 30% from 2022 levels.

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There are several opportunities to enhance the Snow Lake operations through exploration upside and mill processing projects. The Stall mill recovery improvement program is currently well-advanced and is expected to result in higher gold and copper recoveries starting in the second quarter of 2023. Hudbay has also completed an internal pre-feasibility study on a second phase of the Stall mill recovery improvement program which demonstrates the potential for a further increase in gold recoveries at Stall starting in 2025 by producing a lead concentrate through gravity separation.

The Lalor mine continues to advance several key initiatives to increase efficiency and support higher production levels beyond the current 4,650 tonnes per day, including building long-hole inventory, improving stope muck fragmentation and optimizing the development drift size. The company is also focused on maximizing production from the shaft to enable more ore to be hoisted to surface while reducing inefficient trucking of ore via the ramp, which is expected to lower operating costs and greenhouse gas emissions.

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Current mineral reserves and resources (exclusive of reserves) for Lalor, 1901 and other Snow Lake satellite deposits as of January 1, 2023 are summarized below.

Lalor Mine and 1901 Deposit Mineral Reserve and Resource Estimates[1],2,3,4,5,6,7	Tonnes	Au Grade (g/t)	Zn Grade (%)	Cu Grade (%)	Ag Grade (g/t)
Base Metal Zone Reserves
Proven - Lalor	5,977,000	2.5	5.17	0.42	28.7
Proven - 1901	1,278,000	2.2	8.14	0.30	27.4
Probable - Lalor	522,000	2.6	4.59	0.36	30.3
Probable - 1901	245,000	0.8	10.7	0.30	25.2
Total Proven and Probable - Base Metal	8,022,000	2.5	5.77	0.39	28.5
Gold Zone Reserves
Proven - Lalor	3,345,000	5.1	0.77	0.54	29.2
Proven - 1901	101,000	2.9	1.32	1.00	19.2
Probable - Lalor	3,779,000	5.5	0.41	1.12	25.6
Probable - 1901	54,000	1.7	0.45	1.82	5.6
Total Proven and Probable - Gold	7,279,000	5.3	0.59	0.86	27.0
Total Proven and Probable (Base Metal and Gold)	15,303,000	3.8	3.31	0.61	27.8
Base Metal Zone Resources
Inferred - Lalor	1,947,000	1.7	5.56	0.34	32.0
Inferred - 1901	312,000	1.5	5.86	0.19	32.0
Total Inferred - Base Metal	2,259,000	1.7	5.60	0.32	32.0
Gold Zone Resources
Inferred - Lalor	3,764,000	5.0	0.27	1.68	26.4
Inferred - 1901	1,599,000	5.5	0.30	0.85	16.5
Total Inferred - Gold	5,363,000	5.1	0.28	1.43	23.5
Total Inferred (Base Metal and Gold)	7,622,000	4.1	1.86	1.10	26.0

Note: totals may not add up correctly due to rounding.

1 Mineral resources are exclusive of mineral reserves and do not have demonstrated economic viability.

2 Mineral resources do not include factors for mining recovery or dilution.

3 Base metal mineral resources are estimated based on the assumption that they would be processed at the Stall concentrator while gold mineral resources are estimated based on the assumption that they would be processed at the New Britannia concentrator.

4 Long-term metal prices of $1.20 per pound zinc, $1,650 per ounce gold, $3.60 per pound copper, and $22.00 per ounce silver with an exchange rate of 1.33 C$/US$ were used to estimate mineral reserves and resources.

5 Lalor mineral reserves and resources are estimated using NSR cut-off ranging from C$137 to C$168 per tonne assuming a long hole mining method and depending on the mill destination.

6 Individual stope gold grades at Lalor were capped at 10 grams per tonne as a prudent estimate until reserves-to-mill reconciliations can be developed to support the recovery of higher-grade gold. This capping method resulted in an approximate 3% reduction in the overall gold reserve grade at Lalor.

7 1901 mineral reserves and resources are estimated using a minimum NSR cut-off of C$166 per tonne assuming the material is mined via post pillar cut-and-fill methods and is processed at the Stall mill.

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Snow Lake Regional Deposits - Gold Mineral Reserve and Resource Estimates[1],2,3,[4,5,6],7,8	Tonnes	Au Grade (g/t)	Zn Grade (%)	Cu Grade (%)	Ag Grade (g/t)
Probable Reserves
WIM	2,450,000	1.6	0.25	1.63	6.3
3 Zone	660,000	4.2	-	-	-
Total Probable (Gold)	3,110,000	2.2	0.20	1.28	5.0
Inferred Resources
New Britannia	2,750,000	4.5	-	-	-
Birch	570,000	4.4	-	-	-
Total Inferred (Gold)	3,320,000	4.5	-	-	-

Note: totals may not add up correctly due to rounding.

1 Mineral resources are exclusive of mineral reserves and do not have demonstrated economic viability.

2 Mineral resources do not include factors for mining recovery or dilution.

3 Gold mineral resources are estimated based on the assumption that they would be processed at the New Britannia concentrator.

4 Long-term metal prices of $1.15 per pound zinc, $1,500 per ounce gold, $3.45 per pound copper, and $20.00 per ounce silver with an exchange rate of 1.30 C$/US$ were used to confirm the economic viability of the mineral reserve estimates.

5 WIM mineral reserves are estimated using a minimum NSR cut-off of C$150 per tonne, assuming processing recoveries of 98% for copper, 88% for gold and 70% for silver based on processing through New Britannia mill's flotation and tails leach circuits.

6 3 Zone mineral reserves are estimated using a minimum NSR cut-off of C$150 per tonne, assuming processing recoveries of 85% for gold based on processing through New Britannia mill's leach circuit.

7 New Britannia mineral resource estimates have been reported at a minimum true width of 1.5 metres and with a cut-off grade varying from 2 grams per tonne (at the lower part of New Britannia) to 3.5 grams per tonne (at the upper part of New Britannia).

8 Mineral reserves and resources were initially estimated using metal price assumptions that vary marginally over the assumptions used to estimate mineral reserves at Lalor. In the Qualified Person's opinion, the combined impact of these small variations does not have any impact on the mineral reserve and resource estimates.

Snow Lake Regional Deposits - Base Metal Mineral Reserve and Resource Estimates[1],2,3,4,5,6,7	Tonnes	Au Grade (g/t)	Zn Grade (%)	Cu Grade (%)	Ag Grade (g/t)
Indicated Resources
Pen II	470,000	0.3	8.89	0.49	6.8
Talbot	2,190,000	2.1	1.79	2.33	36.0
Total Indicated (Base Metals)	2,660,000	1.8	3.04	2.01	30.9
Inferred Resources
Watts	3,150,000	1.0	2.58	2.34	31.0
Pen II	130,000	0.3	9.81	0.37	6.8
Talbot	2,450,000	1.9	1.74	1.13	25.8
Total Inferred (Base Metals)	5,730,000	1.3	2.39	1.78	28.3

Note: totals may not add up correctly due to rounding.

1 Mineral resources are exclusive of mineral reserves and do not have demonstrated economic viability.

2 Mineral resources do not include factors for mining recovery or dilution.

3 Base metal mineral resources are estimated based on the assumption that they would be processed at the Stall concentrator.

4 Watts mineral resources are estimated using a minimum NSR cut-off of C$150 per tonne, assuming processing recoveries of 90% for copper, 80% for zinc, 70% for gold and 70% for silver.

5 Pen II mineral resources are estimated using a minimum NSR cut-off of C$75 per tonne.

6 Watts and Pen II mineral resources were initially estimated using metal price assumptions that vary marginally over the assumptions used to estimate mineral resources at Lalor. In the Qualified Person's opinion, the combined impact of these small variations does not have any impact on the mineral resource estimates.

7 Includes 100% of the Talbot mineral resources reported by Rockcliff Metals Corp. in its 2020 NI 43-101 technical report published on SEDAR. Hudbay currently owns a 51% interest in the Talbot project.

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Lalor Near-Mine Exploration

Hudbay commenced a winter drill program in January 2023 with four drill rigs testing the down-dip gold and copper extensions of the Lalor deposit, in the first step-out drilling in the deeper zones at Lalor since the initial discovery of the gold and copper-gold zones in 2009 and 2010. A total of eight widely spaced drill holes have been planned to test the down dip extension of Lalor over a two kilometre by one kilometre area during the 2023 winter drilling season, as shown in Figure 1. Four of these holes have been completed to-date and all holes have intersected the alteration zone that hosts the Lalor mineralization, with two holes intersecting copper bearing sulfides identified from core logging. These results confirm that the alteration zone hosting the mineralization mined at Lalor continues down dip for two kilometres from its existing known extent. Once the 2023 drilling program is completed, all holes will be assayed and probed to guide the next campaign of exploration.

One additional drill rig is testing a geophysical anomaly located within 400 metres of existing Lalor underground infrastructure. Four drill holes have been completed during the winter drill program and assay results from base metal and copper-gold mineralized intercepts identified from core logging are pending.

3-Year Production Outlook

The consolidated copper and gold production guidance demonstrates the continued growth from the company's brownfield investments in Peru and Manitoba. Consolidated copper production over the next three years is expected to increase to 114,000i tonnes, 130,500i tonnes and 116,000i tonnes, respectively, which represents an increase of 9%, 25% and 11%, respectively, from 2022 levels. Consolidated gold production over the next three years is expected to increase to 285,500i ounces, 296,500i ounces and 258,500i ounces, respectively, which represents an increase of 30%, 35% and 18%, respectively, from 2022 levels.

Peru's three-year production guidance reflects higher copper and gold grades from Pampacancha into the first half of 2025. The mine plan has been re-sequenced to reflect the impacts in early 2023, as noted previously, resulting in higher copper and gold production from Pampacancha continuing into 2025. This is expected to lead to an 18%i and 109%i increase in copper and gold production, respectively, in 2025 compared to the mine plan issued in 2021.

Manitoba's three-year production guidance reflects higher throughput at the Lalor mine and the New Britannia mill starting in 2023, as well as positive impacts from the first phase of the Stall mill recovery improvement program beginning in the second quarter of 2023. Gold production in 2025 also reflects preliminary expected impacts from the second phase of the Stall mill recovery improvement program.

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3-Year Production Outlook Contained Metal in Concentrate and Doré[1]		2023 Guidance	2024 Guidance	2025 Guidance

Peru
Copper	tonnes	91,000 - 116,000	107,000 - 132,000	94,000 - 120,000
Gold	ounces	83,000 - 108,000	96,000 - 117,000	53,000 - 64,000
Silver	ounces	2,210,000 - 2,650,000	2,600,000 - 3,100,000	2,400,000 - 3,000,000
Molybdenum	tonnes	1,300 - 1,600	1,600 - 1,900	1,400 - 1,700

Manitoba
Gold	ounces	175,000 - 205,000	175,000 - 205,000	175,000 - 225,000
Zinc	tonnes	28,000 - 36,000	35,000 - 43,000	35,000 - 45,000
Copper	tonnes	9,000 - 12,000	9,000 - 13,000	7,000 - 11,000
Silver	ounces	750,000 - 1,000,000	800,000 - 1,000,000	900,000 - 1,200,000

Total
Copper	tonnes	100,000 - 128,000	116,000 - 145,000	101,000 - 131,000
Gold	ounces	258,000 - 313,000	271,000 - 322,000	228,000 - 289,000
Zinc	tonnes	28,000 - 36,000	35,000 - 43,000	35,000 - 45,000
Silver	ounces	2,960,000 - 3,650,000	3,400,000 - 4,100,000	3,300,000 - 4,200,000
Molybdenum	tonnes	1,300 - 1,600	1,600 - 1,900	1,400 - 1,700

1 Metal reported in concentrate and doré is prior to smelting and refining losses or deductions associated with smelter terms.

Copper World Project

The 100% owned Copper World project is located in Pima County, Arizona, approximately 50 kilometres southeast of Tucson. The Copper World project includes seven deposits discovered in 2021, together with the East deposit (formerly known as the Rosemont deposit). The new deposits were defined after the completion of an expanded drill program following a successful initial drill program in 2020. A new resource model was completed for the Preliminary Economic Assessment ("PEA") of Copper World in 2022, which included a revised resource model for the East deposit that applied resource classification criteria calibrated on historical performance at Constancia and controlled grade over-smoothing and incorporated the newly discovered deposits. This resulted in a 17% increase in contained copper in measured and indicated resources and a 328% increase in contained copper in inferred resources, as compared to the mineral resources in the 2017 feasibility study for the East deposit.

The Copper World PEA contemplates a two-phased mine plan with the first phase reflecting a standalone operation with processing infrastructure on Hudbay's private land and mining occurring on patented mining claims. Phase I is expected to require only state and local permits and reflects a 16-year mine life. Phase II extends the mine life to 44 years through an expansion onto federal land to mine the entire deposits. Phase II also contemplates an expansion of the processing facilities and would be subject to the federal permitting process.

At a copper price of $3.50 per pound, the after-tax net present value of Phase I using a 10% discount rate is $741 million with an internal rate of return of 17%. With the inclusion of Phase II, the after-tax net present value of the total project using a 10% discount rate increases to $1,296 million and an internal rate of return of 18%. The valuation metrics are highly sensitive to the copper price and at a price of $4.00 per pound, the after-tax net present value of Phase I and the total project, using a 10% discount rate, increases to $1,193 million and $1,903 million, respectively, and the internal rate of return in Phase I and the total project increases to 21% and 22%, respectively. For information regarding the limitations of a PEA, please refer to the Qualified Person and NI 43-101 statement at the end of this news release.

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Current mineral resource estimates for the Copper World project as of January 1, 2023 are summarized below.

Copper World Project Mineral Resource Estimates[1],2,3,4,5	Tonnes	Cu Grade (%)	CuSS Grade (%)	Mo Grade (g/t)	Ag Grade (g/t)
Flotation Material
Measured	687,000,000	0.45	0.05	138	5.1
Indicated	287,000,000	0.36	0.06	134	3.6
Inferred	210,000,000	0.36	0.05	119	3.9
Leach Material
Measured	105,000,000	0.37	0.26	-	-
Indicated	94,000,000	0.35	0.26	-	-
Inferred	52,000,000	0.40	0.29	-	-
Total Resources
Measured and Indicated	1,173,000,000	0.41	0.09	114	3.9
Inferred	262,000,000	0.37	0.10	95	3.1

Note: totals may not add up correctly due to rounding.

1 CIM definitions were followed for the estimation of mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2 Mineral resources are constrained within a computer-generated pit using the Lerchs-Grossman algorithm.

3 Estimate of the mineral resource is based on the following metals prices: $3.45 per pound of copper; $11.00 per pound of molybdenum; and $20.00 per ounce of silver.

4 Mineral resource estimates were reported using a 0.1% copper cut-off grade and an oxidation ratio lower than 50% for flotation material and a 0.1% soluble copper cut-off grade and an oxidation ratio higher than 50% for leach material.

5 Estimate of the mineral resource does not account for marginal amounts of historical small-scale operations in the area that occurred between 1870 and 1970 and is estimated to have extracted approximately 200,000 tonnes, which is within rounding approximations of the current resource estimates.

Focused on De-risking Activities at Copper World

Following the release of the Copper World PEA, Hudbay has continued to execute its strategy to de-risk the project. Pre-feasibility activities for the private land Phase I of the Copper World project are well-advanced and are expected to support the conversion of mineral resources to mineral reserves and optimize the layout and sequencing of the mineral processing facilities, in addition to evaluating other upside opportunities. Pre-feasibility level engineering of the main processing facility, together with geotechnical and hydrogeological site investigation activities, were completed by the end of 2022. In late 2022, Hudbay submitted the applications for an Aquifer Protection Permit and an Air Quality Permit to the Arizona Department of Environmental Quality. Hudbay continues to expect to receive these two remaining state permits in 2023. The other key state permit, the Mined Land Reclamation Plan, was received in 2022. A pre-feasibility study for Phase I of the Copper World project is expected to be released in mid-2023.

Upon receipt of the state level permits, the company expects to conduct a bulk sampling program at Copper World to continue to de-risk the project by testing grade continuity, variable cut-off effectiveness and metallurgical strategies. Hudbay also intends to initiate a minority joint venture partner process following receipt of permits, which will allow the potential joint venture partner to participate in the design and funding of definitive feasibility study activities in 2024.

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Mason Project

The Mason project is a large greenfield copper deposit located in the historic Yerington District of Nevada and is one of the largest undeveloped copper porphyry deposits in North America. The Mason project's measured and indicated mineral resources are comparable in size to Constancia. Hudbay views the Mason project as a long-term future development asset as part of the company's pipeline of high-quality copper growth opportunities. Since acquiring Mason, Hudbay has consolidated a prospective package of patented and unpatented mining claims contiguous to the Mason project and has advanced a number of technical studies, including a revised resource model and the completion of a PEA on Mason.

The Mason PEA was completed in April 2021 and contemplates a 27-year mine life with average annual copper production of approximately 140,000 tonnes over the first ten years of full production. At a copper price of $3.50 per pound, the after-tax net present value using a 10% discount rate is $1,191 million and the internal rate of return is 18%. For information regarding the limitations of a PEA, please refer to the Qualified Person and NI 43-101 statement at the end of this news release.

There is opportunity to further enhance the project economics through exploration for higher grade satellite deposits on Hudbay's prospective land package in Nevada, including Mason Valley. The Mason Valley property hosts several historical underground copper mines that were in production in the early 1900s. Much of the Mason Valley property is located on Hudbay's wholly owned private lands within 15 kilometres of the planned processing infrastructure for the Mason project and contains highly prospective skarn mineralization. A conductivity-resistivity IP ground survey conducted in the fourth quarter of 2022 was successful in identifying the mineralization associated with the historical mines and confirmed the potential for both high-grade skarn targets as well as a large porphyry target below the historical mines. These results, in combination with a re-interpretation of geological data from past operating mines and previous exploration data, will be used to finalize a drill plan to test these targets in late 2023.

Current mineral resource estimates for Mason as of January 1, 2023 are summarized below.

Mason Project Mineral Resource Estimates[1],2,3,4,5	Tonnes	Cu Grade (%)	Mo Grade (g/t)	Au Grade (g/t)	Ag Grade (g/t)
Measured	1,417,000,000	0.29	59	0.031	0.66
Indicated	801,000,000	0.30	80	0.025	0.57
Total Measured and Indicated	2,219,000,000	0.29	67	0.029	0.63
Inferred	237,000,000	0.24	78	0.033	0.73

Note: totals may not add up correctly due to rounding.

1 Mineral resource estimates that are not mineral reserves do not have demonstrated economic viability.

2 Mineral resource estimates do not include factors for mining recovery or dilution.

3 Metal prices of $3.10 per pound copper, $11.00 per pound molybdenum, $1,500 per ounce gold, and $18.00 per ounce silver were used to estimate mineral resources.

4 Mineral resources are estimated using a minimum NSR cut-off of $6.25 per tonne.

5 Mineral resources are based on resource pit designs containing measured, indicated, and inferred mineral resources.

Llaguen Project

The Llaguen project is a copper-molybdenum porphyry deposit located near the city of Trujillo, the third largest city in Peru. Llaguen is at moderate altitude and in close proximity to existing infrastructure, including water supply, the Trujillo Nueva electric power substation (located 40 kilometres away) and the port of Salaverry (located 62 kilometres away). Hudbay completed a 28-hole confirmatory drill program in 2021 and 2022 which confirmed and extended the footprint of the known mineralization and highlighted the existence of a high-grade zone in the center of the deposit.

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After completing an initial mineral resource estimate in November 2022, Hudbay initiated preliminary technical studies, including metallurgical test work as well as geotechnical and hydrogeological studies, which are expected to be incorporated into a preliminary economic assessment for the Llaguen project. Additional exploration drilling is warranted on the Llaguen property to test the areas of the deposit that remain open and the several untested geophysical targets in the area to fully define the regional extent of the mineralization. The current mineral resource is also surrounded by a large halo of low grade hypogene copper mineralization, not currently included in the mineral resource estimate, but for which metallurgical test work could assess the potential for economic sulfide heap leaching via commercially available technologies.

Current mineral resource estimates for Llaguen as of January 1, 2023 are summarized below.

Llaguen Mineral Resource Estimates[1],2,3,4,5,6	Metric Tonnes	Cu (%)	Mo (g/t)	Au (g/t)	Ag (g/t)	CuEq (%)
Indicated Global (>= 0.14% Cu)	271,000,000	0.33	218	0.033	2.04	0.42
Including Indicated High-grade (>= 0.30% Cu)	113,000,000	0.49	261	0.046	2.73	0.60
Inferred Global (>= 0.14% Cu)	83,000,000	0.24	127	0.024	1.47	0.30
Including Inferred High-grade (>= 0.30% Cu)	16,000,000	0.45	141	0.038	2.60	0.52

1 CIM definitions were followed for the estimation of mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2 Mineral resources are reported within an economic envelope defined by a pit shell optimization algorithm. This pit shell is defined by a revenue factor of 0.33 assuming operating costs adjusted from Hudbay's Constancia open pit operation.

3 Long-term metal prices of $3.60 per pound copper, $11.00 per pound molybdenum, $1,650 per ounce gold and $22.00 per ounce silver were used for the estimation of mineral resources.

4 Metal recovery estimates assume that this mineralization would be processed at a combination of facilities, including copper and molybdenum flotation.

5 Copper-equivalent ("CuEq") grade is calculated assuming 85% copper recovery, 80% molybdenum recovery, 60% gold recovery and 60% silver recovery.

6 Specific gravity measurements were estimated by industry standard laboratory measurements.

Qualified Person and NI 43-101

The technical and scientific information in this news release related to the company's material mineral projects has been approved by Olivier Tavchandjian, P. Geo, Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to NI 43-101 (as defined below). Additional details on the company's material mineral projects, including a year-over-year reconciliation of reserves and resources, is included in Hudbay's Annual Information Form for the year ended December 31, 2022 (the "AIF"), which is available on SEDAR at www.sedar.com.

The Copper World PEA and the Mason PEA are preliminary in nature, include inferred resources that are considered too speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty the preliminary economic assessments will be realized.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Canadian reporting requirements for disclosure of mineral properties are governed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

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For this reason, information contained in this news release containing descriptions of the company's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. For further information on the differences between the disclosure requirements for mineral properties under the United States federal securities laws and NI 43-101, please refer to the company's AIF, a copy of which has been filed under Hudbay's profile on SEDAR at www.sedar.com and the company's Form 40-F, a copy of which will be filed under Hudbay's profile on EDGAR at www.edgar.com.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements regarding the company's production, cost and capital and exploration expenditure guidance, expectations regarding the company's exploration program and anticipated results therefrom, expectations regarding the impact of inflationary pressures on the company's cost of operations, financial condition and prospects, expectations regarding the Copper World project, including with respect to the company's plans for a pre-feasibility study and the estimated timelines and pre-requisites for sanctioning the project, expectations regarding the permitting requirements for the Copper World project and permitting related litigation, the company's ability to continue to increase production at Lalor and throughput at the New Britannia mill, the anticipated timing and benefits of completing the Stall recovery improvement program, the anticipated timing for reaching normal concentrate inventory levels at port in Peru, expectations regarding the ability to conduct exploration work on the Maria Reyna and Caballito properties and to advance related drill plans and to submit related drill permit applications, expectations regarding the duration and potential impact of short-term mine plan changes implemented at Constancia, expectations regarding the ability for the company to reduce greenhouse gas emissions, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the anticipated impact of brownfield growth projects on the company's performance, anticipated expansion opportunities in Snow Lake, anticipated drill programs, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the ability to achieve production and cost guidance;

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  the ability to achieve discretionary spending reductions without impacting operations;
  no significant interruptions to operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex environment in Peru;
  no interruptions to the company's plans for advancing the Copper World project;
  the ability to ramp up exploration in respect of the Maria Reyna and Caballito properties and to advance related drill plans and to submit related drill permit applications;
  the ability to continue to increase production at Lalor;
  the ability to reach normal concentrate inventory levels at port in Peru;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of the company's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of the company's business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing;
  the ability to complete projects on time and on budget and other events that may affect the company's ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for the company's exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the labour unions that represent certain of the company's employees in Manitoba and Peru;
  maintaining good relations with the communities in which the company operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at the company's various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of the company's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, political and social risks in the regions Hudbay operates, including the uncertainty with respect to the political and social environment in Peru and its potential impact on the company's mining operations, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of the company's projects, risks related to the Copper World project, including in relation to permitting, litigation, project delivery and financing risks, risks related to the Lalor mine plan, including the ability to increase the rate of production, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company's reserves, volatile financial markets and interest rates that may affect the company's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the company's ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in the company's most recent Annual Information Form and under the heading "Financial Risk Management" in the company's management's discussion and analysis for the year ended December 31, 2022.

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Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company with long-life assets in North and South America. The company's Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Its Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay has an organic pipeline that includes the Copper World project in Arizona and the Mason project in Nevada (United States), and its growth strategy is focused on the exploration, development, operation, and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. Further information about Hudbay can be found on www.hudbay.com.

For investor and media inquiries, please contact:

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

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Figure 1: Lalor Deep 2023 Winter Drilling

Surface drilling to test the deeper extensions of the Lalor deposit was initiated in January 2023. Widely spaced drill holes are exploring a large footprint of approximately two kilometres by one kilometre down dip of Lalor.

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i Calculated using the mid-point of the guidance range.